

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Rudy Mazzocchi
President and Chief Executive Officer
Agentix Corp.
32932 Pacific Coast Highway, #14-254
Dana Point, CA 92629

> **Re: Agentix Corp.**
> **Post-effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 4, 2020**
> **File No. 333-248589**

Dear Mr. Mazzocchi:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-effective Amendment No. 1 to Registration Statement on Form S-1 filed November 4, 2020

General

1.   Please be advised that pursuant to Rule 8-08 of Regulation S-X, you were required to include audited financial statements for the fiscal year ended August 31, 2020 in this Post-effective Amendment. In this regard, you do not report income from continuing operations attributable to the registrant before taxes in either fiscal year 2019 or 2018 (page F-14), and therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S-X. As such, you are required to update your financial statements in registration statements filed after 45 days but within 90 days of the year ended August 31, 2020. Please revise your registration statement to update the financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey M. Quick, Esq.